UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Beasley Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

074014101

(CUSIP Number)

Jacob D. Smith General Counsel Luther King Capital Management Corporation 301 Commerce Street, Suite 1600 Fort Worth, Texas 76102 (817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 074014101	Page 2 of 9

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). LKCM Private Discipline Master Fund, SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 487,723
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 487,723
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,723
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 074014101	Page 3 of 9

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 118,203
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 118,203
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 074014101	Page 4 of 9

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 605,926
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 605,926
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,926
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 074014101	Page 5 of 9

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 605,926
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 605,926
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,926
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 074014101	Page 6 of 9

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 487,723
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 487,723
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,723
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Class A Common Stock, par value $0.001 (“Common Stock”), of Beasley Broadcast Group, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of September 21, 2012, the Reporting Persons may be deemed to beneficially own 605,926 shares of Common Stock (which represents approximately 9.9% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
LKCM Private Discipline Master Fund, SPC	487,723	0	487,723	0
LKCM Investment Partnership, L.P.	118,203	0	118,203	0
Luther King Capital Management Corporation	605,926	0	605,926	0
J. Luther King, Jr.	605,926	0	605,926	0
J. Bryan King	487,723	0	487,723	0

(c) Since the most recent filing of Schedule 13D, the Reporting Persons sold the following shares of Common Stock in open market transactions.

Name	Date	Shares Sold	Price
LIP	7/2/2012	257	$6.0037
LIP	7/2/2012	55	$6.0500
PDP	7/2/2012	685	$6.0037
PDP	7/2/2012	145	$6.0500
LIP	7/3/2012	400	$6.0040
PDP	7/3/2012	1,065	$6.0040
LIP	7/5/2012	1,304	$6.0129
LIP	7/5/2012	2,035	$6.0071
PDP	7/5/2012	3,470	$6.0129
PDP	7/5/2012	5,415	$6.0071
LIP	7/6/2012	61	$6.0220
LIP	7/6/2012	28	$6.0000
PDP	7/6/2012	161	$6.0220
PDP	7/6/2012	73	$6.0000
LIP	7/9/2012	80	$6.0000
PDP	7/9/2012	220	$6.0000
LIP	7/10/2012	1,110	$6.0064
LIP	7/10/2012	55	$6.0050
PDP	7/10/2012	2,955	$6.0064
PDP	7/10/2012	145	$6.0050
LIP	7/11/2012	118	$6.0000
LIP	7/11/2012	27	$6.0000
PDP	7/11/2012	313	$6.0000
PDP	7/11/2012	73	$6.0000
LIP	7/12/2012	1,065	$6.0018
LIP	7/12/2012	1,911	$6.0000

Name	Date	Shares Sold	Price
LIP	7/12/2012	603	$6.0019
PDP	7/12/2012	2,835	$6.0018
PDP	7/12/2012	5,086	$6.0000
PDP	7/12/2012	1,606	$6.0019
LIP	7/13/2012	680	$6.0000
LIP	7/13/2012	110	$6.0000
PDP	7/13/2012	1,811	$6.0000
PDP	7/13/2012	294	$6.0000
LIP	7/16/2012	119	$6.0000
PDP	7/16/2012	315	$6.0000
LIP	7/17/2012	109	$6.0188
PDP	7/17/2012	291	$6.0188
LIP	8/15/2012	245	$6.0000
PDP	8/15/2012	655	$6.0000
LIP	9/17/2012	8,000	$5.4100
LIP	9/17/2012	1,300	$5.4058
LIP	9/18/2012	1,100	$5.4000
LIP	9/20/2012	2,000	$5.3650
LIP	9/21/2012	6,129	$5.0018
LIP	9/21/2012	15,936	$5.0142

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2012

LKCM Private Discipline Master Fund SPC

By:	LKCM Private Discipline Management, L.P., as holder of its management shares
By:	LKCM Alternative Management, LLC, its general partner
By:	LKCM Capital Group, LLC, its sole member

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.
By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

Luther King Capital Management Corporation

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.